

Huiyou Zhu · 3rd

Veteran in Healthcare and Information Technology

Fremont, California, United States · Contact info

141 connections

TrioWave Technologies

Illinois Institute of Technology

Experience

Founder
TrioWave Technologies · Full-time
Feb 2014 – Present · 8 yrs 1 mo
California, United States

Lead research and development effort for medical device and biostimulation methodology targeting chronic pains and intractable symptoms, with over 80% of effective rate

Founding Member, Architect, Lead
Various Startups · Full-time
Feb 2004 – Dec 2013 · 9 yrs 11 mos

With title from engineer, architect to senior management, conducting defining, designing and implement many concurrent high-throughtput backend platforms for video delivery, content management and messaging board.

Senior Software Engineer Team Lead
AMD · Full-time
Nov 1985 – Dec 2003 · 18 yrs 2 mos
California, United States

Lead team to develop first system management solution in PC industry; and awarded by PC alliance (Intel, AMD, HP and IBM etc).

System Engineer, Lead
Matsushita/Panasonic · Full-time
Apr 1992 – Aug 1995 · 3 yrs 5 mos
Illinois, United States

Lead effort to automate quality control process invovling function/system/stress/temperature test programs to workstation production line.

Education

Illinois Institute of Technology
Master's Degree, Computer Science

Shanghai Jiao Tong University
Bachelor's Degree, Computer Information and Technology